

July 6, 2023

M. Wesley Schrader
Chief Executive Officer
FG Merger Corp.
104 S. Walnut Street
Itasca, Illinois 60143

> **Re: FG Merger Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-41309**

Dear M. Wesley Schrader:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation